December 13, 2019

David Jeffs
Chief Executive Officer
Live Current Media, Inc.
50 West Liberty Street, Suite 880
Reno, NV 89501

       Re: Live Current Media Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 000-29929

Dear Mr. Jeffs:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Signatures, page 26

1. Please refer to General Instruction D(2)(a) to Form 10-K and amend the signature page to include the signatures of at least a majority of the board of directors or persons performing similar functions in the second signature block. Please also amend your Form 10-K/A filed May 15, 2015.
Exhibits

2. It appears your Form 10-K is incorporated by reference into a previously filed Form S-8.
      Please amend your filing to provide a consent from your auditor related to the use of their audit report. Such consent is required due to incorporation by reference of the Form 10-K into the previously filed registration statement. Refer to Item 601 of Regulation S-K.
 David Jeffs
FirstName LastNameDavid Jeffs
Live Current Media, Inc.
Comapany13, 2019 Current Media, Inc.
December NameLive
Page 2
December 13, 2019 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202-551-3272 or me at 202-551-3344 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services